SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                             14 July, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  AGM Statement announcement made on 14 July 2004




July 14, 2004





                           BT IN LEADERSHIP POSITION

                         AS TRANSFORMATION GATHERS PACE



This release is a summary of the presentation given at BT Group's Annual General Meeting in Cardiff. Sir Christopher Bland, BT's Chairman, told shareholders:



"BT's business is about delivering today and investing for tomorrow. Delivering today by way of increased earnings, increased cash flow and increased dividends. Investing for the future by way of new networks, new services and new technologies.

Let me summarise last year's record. It was another year of good progress.

We maintained our underlying turnover at GBP18.5 billion - by fighting hard in our traditional market and making strong progress in new wave ones.

We increased earnings per share by 19 per cent to 16.9p - by improving standards of cost efficiency and employing smarter working practices.

-        We increased free cash flow by 21 per cent to GBP2.1 billion.

-        We increased the dividend by 31 per cent to 8.5p.

-        And we reduced net debt by 12 per cent to GBP8.4 billion.

- Our proposed final dividend for 2003/04 is 5.3p, which gives a full year dividend of 8.5p.

I am pleased to say that in the last few months, our share price has begun to reflect the underlying progress made in the business.

            Over the past three years, we have developed and delivered on a clear strategy; we have exercised rigorous financial discipline so that we now have strong free cash flow, and reduced our debt by GBP20 billion. Over that period we have also achieved a sustained reduction in the level of dissatisfaction expressed by our customers; the reduction was 22 per cent last year.

But the cornerstone of our strategy for the long term is to remove our reliance on traditional telephone services. These remain our core business but they are subject to fierce competition as well as becoming a smaller part of the overall communications market.



Technology is enabling new communications providers to offer a wider and wider range of services to customers - internet and data services, broadband services, integrated fixed and mobile services, an array of business services. We have to stake our claim to these new wave services and invest in the latest
infrastructure to deliver them.    If we don't, others will.

            I believe that we are leading our peers in building a customer-centric, 21st century communications business. Twenty years ago we were the first major European player to be privatised. Three years ago we were the first to return to the fundamentals of customer satisfaction and financial discipline. I believe we are now well placed to lead the industry as we invest for the future.

This is a tribute to the commitment of our people and the support of our shareholders.

I firmly believe that companies such as BT must live up to their wider responsibilities in the communities we serve. Our goal through our various programmes - education, charitable, digital inclusion - is to help everyone benefit from improved communications.

For example, two million children in 10,000 schools have taken part in the BT Education Programme - a drama-based campaign helping children to improve their communication skills. We have provided GBP3.5 million to ChildLine and we are working with ChildLine on a major new campaign to raise further funds to ensure that every one of the 4,000 children who call ChildLine every day has his or her call answered."

A copy of Sir Christopher's full speech is available on bt.com.



                      -----------------------------------



Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number 020 7356 5369 from inside the UK or dial +44 20 7356 5369 from outside the UK. All news releases can be accessed at our web site http://www.bt.com/newscentre






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 14 July, 2004